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09045421

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME NV Umicore

*CURRENT ADDRESS ____________________

**FORMER NAME ____________________

**NEW ADDRESS ____________________

FILE NO. 82- 03876 FISCAL YEAR 12-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: [signature]

DAT : 2/25/08

umicore

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

For the attention of Mr Paul M. Dudek

AR/S
12-31-08

LegalCorp
Brussels, February 20, 2009

Dear Sir,

NV Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents:

The convening notice to the extraordinary general meeting to be held on March 26, 2009;

and the following press releases:

- "Umicore revises 2008 earnings expectations", dated November 19, 2008;
- "Transparency declaration by Barclays Bank PLC: acquisition of voting securities", dated 4 December 2008;
- " Umicore launches offer to buy out remaining shares of Allgemeine"; dated 8 December 2008;
- "Extraordinary General meeting Change to the total number of shares outstanding", dated December 9, 2008;
- "Umicore waives acceptance condition for Allgemeine buyout offer", dated 14 January 2009;
- "Impairment of Umicore's stake in Nyrstar", dated 5 February 2009;
- "Umicore announces the intention to close lead sheet operations in Overpelt", dated 6 February 2009;
- "Umicore closes offer for Allgemeine subsidiairy", dated 9 February 2009;
- "Full year results 2008" dated 12 February 2009;

Umicore
Naamloze vennootschap - Société Anonyme
Broekstraat 31 Rue du Marais
BE-1000 Brussels, Belgium

Tel +32 2 227 71 11
Fax +32 2 227 79 00
e-mail info@umicore.com
www.umicore.com

VAT BE 0401.574.852
RPM/RPR Brussels
Bank 210-0052900-87
IBAN BE 67 2100 0529 0087 - BIC GEBABEBB

Registered Office Broekstraat 31 Rue du Marais, B-1000 Brussels, Belgium

- "Transparency declaration by FIL Ltd (Fidelity International): acquisition of voting securities", dated 13 February 2009;

Yours sincerely,

Umicore





J. Beeckmans
Manager Legal Corporate Dept.

A. Godefroid
Executive Vice-President
Legal & EHS

Encl.

umicore

LIMITED LIABILITY COMPANY
Registered office: rue du Marais 31 Broekstraat - 1000 Brussels
Company number 0401.574.852

Shareholders are invited to attend the extraordinary general meeting, which will be held on Thursday 26 March 2009, at 9.30 a.m., at the registered office of Umicore, rue du Marais, Broekstraat 31, 1000 Brussels.

In order for the following resolution to be validly adopted, the attendance conditions set out in articles 559 and 620 of the Company Code must be complied with, namely that the shareholders present or represented at the meeting must hold at least half of the capital.

It is likely that this meeting will not have the required quorum and so will not be able to deliberate validly.

If this is the case, a new extraordinary general meeting of shareholders will be convened for Tuesday 28 April 2009, after the ordinary general meeting which will take place at 5 p.m. This extraordinary general meeting will deliberate irrespective of the number of shares present and represented.

In order to facilitate the keeping of the attendance list on 26 March 2009, the shareholders or their representatives will be invited to register as of 8.30 a.m.

AGENDA

Acquisition of own shares

Pursuant to Art.17 of the Belgian Royal Decree of 8 October 2008 modifying Article 620 of the Company Code, Belgian quoted companies may, under certain conditions, acquire own shares up to a maximum of 20% of the subscribed capital and for a maximum period of five years.

Own shares can be acquired on a regulated market or on any other way as far as equality of treatment of shareholders is respected by means of equivalence of the offered price. The Royal Decree determining the modalities aiming to guarantee such equality is still to be published.

The authorization granted to Umicore by the extraordinary general meeting of shareholders held on 5 February 2008 expires at the ordinary general meeting of 28 April 2009.

Proposed resolution :

Authorization to the company, as from the twenty-eight of April two thousand and nine till the twenty-seven of October 2010, to acquire on a regulated market own shares in the company within a limit of 10 % of the subscribed capital, at a price per share comprised between four euros (EUR 4) and seventy-five euros (EUR 75).

Authorization to the company's subsidiaries to acquire on a regulated market shares in the company in accordance with the conditions of the authorization granted to the company.

For holders of dematerialised shares:

Holders of **dematerialised shares** will have to notify one of the banks listed below of the number of shares for which they want their shareholding to be established on the Record Date, **at the latest on Thursday 19 March 2009 at midnight** (Belgian time). The holding of the dematerialised shares on the Record Date will be established on the basis of a confirmation sent to Umicore by the below banks.

FORTIS BANQUE/FORTIS BANK
BANQUE DEGROOF/BANK DEGROOF
DEXIA BANQUE/DEXIA BANK
ING
KBC BANK/KBC BANQUE
PETERCAM S.A.

The shareholders can **vote by post** in accordance with article 19 of the articles of association. Postal votes must be cast on the form prepared by Umicore.

The postal voting form, as approved by the board of directors, may be obtained at the company's registered office or on the company website: www.umicore.com , or through the above-mentioned financial institutions.

The signed original of the postal voting form must reach the company's registered office (attention B. Dejonghe) by **Friday 20 March 2009 at the latest.**

The shareholders **can attend the meeting through a proxy holder.**

Proxy forms, as approved by the board of directors, may be obtained at the company's registered office, on the company website: www.umicore.com, or through the above-mentioned financial institutions.

Signed original proxies must reach the company's registered office (attention B. Dejonghe) by **Friday 20 March 2009 at the latest.**

The shareholder who wishes to vote by post or to be represented must, in any case, comply with the registration procedure described here above.

We remind you that no one may participate in or be represented at the general meeting of shareholders if he/she/it is not the effective owner of the shares. However, the organizations declaring being authorized to act as owners of the shares by the effective shareholder will be allowed to vote.

Access to the extraordinary general meeting will be given on presentation of the ID card or the passport of the shareholder or of the proxy holder.

The board of directors

P.S.
Shareholders can park their cars free of charge in Umicore Parking, rue des Comédiens, Komediantenstraat 14, 1000 Brussels.

Press release CP-2008-28-R | Regulated Information | 19 November 2008 18:00 CET

Umicore revises 2008 earnings expectations

In view of the rapid deterioration in the global automotive market and announced production shutdowns at many car manufacturers in the last months of the year, Umicore now expects full year recurring EBIT to be around €360 million, thereby coming to the level of the record results of 2007.

umicore

RECEIVED

2009 FEB 24 P 12:47

For more information

Investor Relations:

Mr. Tim WEEKES – +32 2 227 73 98 – tim.weekes@umicore.com

Mr. Geoffroy RASKIN – +32 2 227 71 47 – geoffroy.raskin@umicore.com

Media:

Mr. Bart CROLS – +32 2 227 71 29 – +32 476 98 01 21 – bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.3 billion (€ 1.9 billion excluding metal) in 2007 and currently employs some 15,000 people.


umicore

Share information
CP-2008-29-R

4 December 2008
08:30 CET

Transparency declaration by Barclays Bank PLC : Acquisition of voting securities

Barclays Bank PLC, with registered office at 1 Churchill Place, London, E14 5HP, United Kingdom, has notified the CBFA and Umicore that on 3 November 2008 it has crossed the statutory threshold of 3%, detaining 3.06% of Umicore's shares and voting rights.

name	date	threshold	# voting rights	denominator	% voting rights
Barclays Global Investors Limited	3/11/2008		826,045	125,000,000	0.66%
Barclays Global Investors (Deutschland) AG	3/11/2008		58,988	125,000,000	0.05%
Barclays Global Fund Advisors	3/11/2008		761,000	125,000,000	0.61%
Barclays Global Investors NA	3/11/2008		2,181,476	125,000,000	1.75%
TOTAL	**3/11/2008**	**> 3.00%**	**3,827,509**	**125,000,000**	**3.06%**

umicore

The chain of control has been describes as follows:



BARCLAYS PLC
BARCLAYS BANK PLC
Barclays Global Investors UK
Holdings Limited
(Holding Company)
Barclays Global Investors
Limited
(Investment Mngr)
100% subsidiary of BGIUKHL
Barclays Global Investors Finance Ltd
(Holding Company)
100% subsidiary of BGIUKHL
BGI Holdings Deutschland GmBH
(Holding Company)
100% subsidiary of BGIUKHL
Woolwich Unit Trust
Managers Ltd
Barclays California Corporation
(Holding Company)
100% subsidiary of BGIFL
Barclays Global Investors (Deutschland) Ag
(Investment Manager)
100% subsidiary of BGI De
Barclays Global Investors NA (BGINA)
(Investment Mngr)
100% subsidiary of BCC
Barclays Global Fund Advisors
(Investment Mngr)
100% subsidiary of BGINA

The declaration can be found on:
http://www.investorrelations.umicore.com/en/shareInformation/shareholderStructure/Declarations/Barclays081203.pdf

For more information

Investor Relations:

Mr. Tim WEEKES - +32 2 227 73 98 - tim.weekes@umicore.com

Mr. Geoffroy RASKIN - +32 2 227 71 47 - geoffroy.raskin@umicore.com

Media Relations:

Mr. Bart CROLS - +32 2 227 71 29 - +32 476 98 01 21 - bart.crols@umicore.com

UMI
LISTED
NYSE
EURONEXT

umicore

Press release
CP-2008-30-R

Regulated Information

8 December 2008
08:00 CET

Umicore launches offer to buy out remaining shares of Allgemeine

Umicore has launched an offer to buy the shares it does not already own of its listed, German-based jewellery and electroplating subsidiary Allgemeine Gold- und Silberscheideanstalt AG (Allgemeine). Successful completion of the acquisition would allow Umicore to fully incorporate a core part of its precious metals products business.

Umicore already owns 90.8 percent of Allgemeine and is offering € 40 per share for the remaining 441,088 shares of Allgemeine it does not yet own. The offer price represents a premium of 31.1 percent over the closing price of Allgemeine on 5 December and 20.8 percent over the average share price of the past three months. Allgemeine's shares are traded on the Open Market of the stock exchanges of Frankfurt am Main and Berlin.

The offer period will run from 9 December 2008 until 21 January 2009. Should a shareholding of at least 95% of Allgemeine be reached upon completion of the offer, Umicore would be in a position to initiate a squeeze-out procedure to acquire those shares of Allgemeine that were not tendered.

More details regarding the offer as well as the prospectus document will become available on www.umicore.com and www.umicore.de as from 9 December. The document can also be obtained from Bank Metzler in Frankfurt.

umicore

For more information

Investor Relations:

Mr. Tim WEEKES - +32 2 227 73 98 - tim.weekes@umicore.com

Mr. Geoffroy RASKIN - +32 2 227 71 47 - geoffroy.raskin@umicore.com

Media:

Mr. Bart CROLS - +32 2 227 71 29 - +32 476 98 01 21 - bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units, be it in products that are essential to everyday life or those at the cutting edge of new technological developments.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference. Umicore generates approximately 50% of its revenues and spends approximately 80% of its R&D budget in the area of clean technology, such as emission control catalysts, materials for rechargeable batteries and photovoltaics, fuel cells, and recycling.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.3 billion (€ 1.9 billion excluding metal) in 2007 and currently employs some 15,800 people.

UMI
LISTED
NYSE
EURONEXT

umicore

Press release
CP-2008-31-R

Regulated Information

9 December 2008
18:00 CET

Extraordinary General Meeting
Change to the total number of shares outstanding

Umicore today held an Extraordinary General Meeting of Shareholders at its headquarters in Brussels, Belgium. Shareholders approved both agenda items. Details on the resolutions passed and the vote will be available on Umicore's website later today.

The cancellation of 5,000,000 treasury shares (Resolution 1) is effective immediately. The total number of fully paid up shares without nominal value now stands at 120,000,000. Subsequent to the cancellation of the treasury shares, Umicore holds 7,445,022 shares in treasury. This corresponds to 6.20% of the new number of outstanding shares.

The following information concerning Umicore is now:

- Registered capital : EUR 500,000,000
- Total number of shares : 120,000,000
- Total number of voting rights (1 per share): 120,000,000

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

phone: +32 2 227 71 11
fax: +32 2 227 79 00
e-mail: info@umicore.com

BTW: BE0401 574 852
Bank: 210-0053806-23
TRB: 85382

umicore

For more information

Investor Relations:

Mr. Tim WEEKES - +32 2 227 73 98 - tim.weekes@umicore.com

Mr. Geoffroy RASKIN - +32 2 227 71 47 - geoffroy.raskin@umicore.com

Media:

Mr. Bart CROLS - +32 2 227 71 29 - +32 476 98 01 21 - bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units, be it in products that are essential to everyday life or those at the cutting edge of new technological developments.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference. Umicore generates approximately 50% of its revenues and spends approximately 80% of its R&D budget in the area of clean technology, such as emission control catalysts, materials for rechargeable batteries and photovoltaics, fuel cells, and recycling.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.3 billion (€ 1.9 billion excluding metal) in 2007 and currently employs some 15,800 people.

UMI
LISTED
NYSE
EURONEXT

umicore

Press release
CP-2009-01-R

Regulated Information

14 January 2009
08:00 CET

Umicore waives acceptance condition for Allgemeine buyout offer

On 9 December 2008 Umicore launched an offer to buy the shares it does not already own of its listed, German-based jewellery and electroplating subsidiary Allgemeine Gold- und Silberscheideanstalt AG (Allgemeine).

Prior to the offer, Umicore already owned 90.8 percent of Allgemeine. Umicore is offering € 40 per share for the 441,088 shares of Allgemeine it did not yet own.

Umicore has decided to waive the acceptance threshold of at least 95% of the shareholding of Allgemeine as a condition for completing the bid (see section 3.4.1 of the prospectus). Waiving this threshold means that Umicore will retain all shares tendered during the offer period, irrespective of the shareholding level reached. According to section 3.3 of the prospectus the offer period will therefore be extended by two weeks. The offer will now expire on 4 February 2009.

Further details regarding the closing conditions and related changes in the offer period as well as shareholder rights can be found in the prospectus on www.umicore.com and www.umicore.de. The document can also be obtained from Bank Metzler in Frankfurt.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

phone: +32 2 227 71 11
fax: +32 2 227 79 00
e-mail: info@umicore.com

BTW: BE0401 574 852
Bank: 210-0053806-23
TRB: 85382

umicore

For more information

Investor Relations:

Mr. Tim WEEKES - +32 2 227 73 98 - tim.weekes@umicore.com

Mr. Geoffroy RASKIN - +32 2 227 71 47 - geoffroy.raskin@umicore.com

Media:

Mr. Bart CROLS - +32 2 227 71 29 - +32 476 98 01 21 - bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units, be it in products that are essential to everyday life or those at the cutting edge of new technological developments.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference. Umicore generates approximately 50% of its revenues and spends approximately 80% of its R&D budget in the area of clean technology, such as emission control catalysts, materials for rechargeable batteries and photovoltaics, fuel cells, and recycling.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.3 billion (€ 1.9 billion excluding metal) in 2007 and currently employs some 15,800 people.

umicore

Press release
CP-2009-03-R

Regulated Information

5 February 2009
08:00 CET

Impairment of Umicore's stake in Nyrstar

Subsequent to the impairment review undertaken by Nyrstar (announced on 22 January) and in line with International Financial Reporting Standards (IFRS) Umicore will reduce the book value of its 5.25% stake in Nyrstar to reflect the closing share price of Nyrstar on 31 December 2008 (€ 2.19). This will generate a non-recurring, non-cash charge of € 68.1 million in the 2008 income statement which will be presented for approval by the Board of Directors on 11 February 2009.

IFRS require that the year-end share price of Nyrstar be used as the benchmark for the impairment in Umicore's books. Nyrstar's own detailed impairment review, which is based on expected future cash flows of the company, values Nyrstar at a significantly higher level. Umicore is not considering the sale of its stake in Nyrstar at the current share price levels.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

phone: +32 2 227 71 11
fax: +32 2 227 79 00
e-mail: info@umicore.com

BTW: BE0401 574 852
Bank: 210-0053806-23
TRB: 85382

For more information

Investor Relations:

Mr. Tim WEEKES - +32 2 227 73 98 - tim.weekes@umicore.com

Mr. Geoffroy RASKIN - +32 2 227 71 47 - geoffroy.raskin@umicore.com

Mr Axel DE NYS - +32 2 227 70 25 - axel.denys@umicore.com

Media:

Mr. Bart CROLS - +32 2 227 71 29 - +32 476 98 01 21 - bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units, be it in products that are essential to everyday life or those at the cutting edge of new technological developments.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference. Umicore generates approximately 50% of its revenues and spends approximately 80% of its R&D budget in the area of clean technology, such as emission control catalysts, materials for rechargeable batteries and photovoltaics, fuel cells, and recycling.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.3 billion (€ 1.9 billion excluding metal) in 2007 and currently employs some 15,800 people.

Press release CP-2009-04-R | Regulated Information | 6 February 2009 15:00 CET

Umicore announces the intention to close lead sheet operations in Overpelt

Umicore has completed a review of the different options regarding the future of its lead sheet activity in Overpelt, Belgium. Umicore intends to close this operation, which would affect 48 employees, and has started a consultation process with the works council and the trade unions.

This non-core loss-making activity has been operating in a declining market for some time and Umicore had already informed its employees in mid-September that it was reviewing various options for the operation's future.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

phone: +32 2 227 71 11
fax: +32 2 227 79 00
e-mail: info@umicore.com

BTW: BE0401 574 852
Bank: 210-0053806-23
TRB: 85382

umicore

For more information

Investor Relations:

Mr. Tim WEEKES - +32 2 227 73 98 - tim.weekes@umicore.com

Mr. Geoffroy RASKIN - +32 2 227 71 47 - geoffroy.raskin@umicore.com

Mr Axel DE NYS - +32 2 227 70 25 - axel.denys@umicore.com

Media:

Mr. Bart CROLS - +32 2 227 71 29 - +32 476 98 01 21 - bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units, be it in products that are essential to everyday life or those at the cutting edge of new technological developments.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference. Umicore generates approximately 50% of its revenues and spends approximately 80% of its R&D budget in the area of clean technology, such as emission control catalysts, materials for rechargeable batteries and photovoltaics, fuel cells, and recycling.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.3 billion (€ 1.9 billion excluding metal) in 2007 and currently employs some 15,800 people.

UMI
LISTED
NYSE
EURONEXT

umicore

Press release
CP-2009-05-R

Regulated Information

9 February 2009
08:00 CET

Umicore closes offer for Allgemeine subsidiary

On 9 December 2008 Umicore launched an offer at € 40 per share to buy the shares it did not already own of its listed, German based jewellery and electroplating subsidiary Allgemeine Gold- und Silberscheideanstalt AG (Allgemeine). Prior to the offer, Umicore already owned 90.8 percent of Allgemeine.

The offer expired on 4 February 2009. The number of shares tendered fell short of the 95% acceptance treshold initially indicated in the offer. As Umicore had earlier decided to waive this acceptance threshold as a condition for completing the bid, all closing conditions are fulfilled and Umicore will retain all shares tendered during the offer period.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

phone: +32 2 227 71 11
fax: +32 2 227 79 00
e-mail: info@umicore.com

BTW: BE0401 574 852
Bank: 210-0053806-23
TRB: 85382

umicore

2009 FEB 24 P 12:--

For more information

Investor Relations:

Mr. Tim WEEKES - +32 2 227 73 98 - tim.weekes@umicore.com

Mr. Geoffroy RASKIN - +32 2 227 71 47 - geoffroy.raskin@umicore.com

Mr Axel DE NYS - +32 2 227 70 25 - axel.denys@umicore.com

Media:

Mr. Bart CROLS - +32 2 227 71 29 - +32 476 98 01 21 - bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units, be it in products that are essential to everyday life or those at the cutting edge of new technological developments.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference. Umicore generates approximately 50% of its revenues and spends approximately 80% of its R&D budget in the area of clean technology, such as emission control catalysts, materials for rechargeable batteries and photovoltaics, fuel cells, and recycling.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.3 billion (€ 1.9 billion excluding metal) in 2007 and currently employs some 15,800 people.

Press Release
Regulated information
12 February 2009 - 07:30 CET
CP-2009-06-R



FULL YEAR RESULTS 2008

Highlights

Continued strong performance driven by substantial growth in Precious Metals Services and Advanced Materials. Sales volumes in several business areas were negatively impacted by reduced demand and customer destocking in the fourth quarter.

- Revenues of € 2,123.6 million (up by 11%);
- Recurring EBIT of € 355.3 million (down 1%);
- EBITDA of € 488.8 million (down 8%);
- Net recurring profit (Group share) of € 222.5 million (down 1%);
- Adjusted EPS of € 1.93 (up by 7%, reflecting the impact of the share buy back programme);
- ROCE of 17.9%.

Strong balance sheet with net debt of € 328.6 million, corresponding to a gearing ratio of less than 20%.

The longer term growth investments reached new highs in 2008.

- R&D expenditure rose to € 166.0 million, representing 7% of revenues;
- Capital expenditures reached € 216 million.

A gross dividend of € 0.65 per share will be proposed to shareholders at the Annual General Meeting on 28 April 2009.

Outlook

The near-term visibility for many of Umicore's businesses is hampered by the current global economic situation. It is difficult to establish underlying demand levels in an environment where customer de-stocking is still underway. It is expected that first half operating profit will be considerably below the record levels of 2008.

Umicore is adapting its operations to the current global economic situation. While such adaptations are necessary in the current environment, Umicore remains well placed to pursue its medium and longer term growth projects.

Note: All comparisons are made with 2007, unless mentioned otherwise.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

phone: +32 2 227 71 11
fax: +32 2 227 79 00
e-mail: info@umicore.com

BTW: BE0401 574 852
bank: 210-0053806-23
TRB: 85382

umicore

Key figures (in million €)	H2 2007	H2 2008	2007	2008
Turnover	4,130.3	4,214.3	8,309.9	9,168.6
Revenues (excluding metal)	944.8	997.2	1,910.0	2,123.6
EBITDA	235.5	195.6	528.8	488.8
Recurring EBIT	160.1	139.9	359.1	355.3
of which associates	15.0	26.6	26.8	32.0
Non-recurring EBIT	(48.0)	(98.7)	(28.6)	(104.1)
IAS 39 effect	(9.5)	(9.9)	4.0	(3.6)
Total EBIT	102.5	31.2	334.4	247.7
Recurring EBIT margin	15.4%	11.4%	17.4%	15.2%
Net recurring consolidated profit, Group share, without discontinued operations	105.2	84.9	225.7	222.5
Result from discontinued operations, Group share	387.1	(0.8)	425.8	(0.6)
Net consolidated profit, Group share, with discontinued operations	462.0	(17.0)	653.1	121.7
Capital expenditure	83.5	125.2	152.9	216.0
Net cash flow before financing	674.4	234.8	778.6	194.4
Total assets of continued operations, end of period	3,220.8	3,024.9	3,220.8	3,024.9
Group shareholder's equity, end of period	1,491.2	1,290.7	1,491.2	1,290.7
Consolidated net financial debt of continued operations, end of period	168.0	328.6	168.0	328.6
Gearing ratio, end of period	9.9%	19.8%	9.9%	19.8%
Capital employed, end of period	1,878.0	1,897.8	1,878.0	1,897.8
Capital employed, average	1,852.2	1,994.8	1,820.8	1,989.8
Return on Capital Employed (ROCE)	17.3%	14.0%	19.7%	17.9%
Workforce, end of period	14,844	15,447	14,844	15,447
of which associates	5,018	5,334	5,018	5,334

Key figures per share (in €/share)	H2 2007	H2 2008	2007	2008
Total shares outstanding, end of period	130,986,625	120,000,000	130,986,625	120,000,000
of which treasury shares	10,911,770	7,757,722	10,911,770	7,757,722
Average number of shares, basic EPS	125,427,000	114,375,188	125,233,789	115,263,300
Average number of shares, fully diluted EPS	127,043,363	116,259,507	126,850,152	116,259,507
EPS excluding discontinued operations				
EPS, basic	0.60	(0.14)	1.81	1.06
EPS, diluted	0.59	(0.14)	1.79	1.05
EPS adjusted, basic	0.84	0.74	1.80	1.93
EPS adjusted, diluted	0.83	0.73	1.78	1.91
EPS including discontinued operations				
EPS, basic	3.68	(0.15)	5.21	1.06
EPS, diluted	3.64	(0.15)	5.15	1.05
Dividend (proposed)			0.65	0.65
Net cash flow before financing	5.38	2.05	6.22	1.69
Total assets of continued operations, end of period	26.82	26.95	26.82	26.95
Group shareholder's equity, end of period	12.42	11.50	12.42	11.50

Segment split


ZS
14%
AM
19%
PMS
20%
PMP
&C
47%

Revenues
(excluding metals)


ZS
11%
AM
18%
PMS
45%
PMP
&C
26%

Recurring EBIT


ZS
16%
AM
24%
PMS
12%
PMP
&C
48%

Capital employed
(average)

ADVANCED MATERIALS

Key figures (in million €)	H2 2007	H2 2008	2007	2008
Turnover	419.7	415.9	831.2	982.9
Revenues (excluding metal)	162.5	189.8	332.0	395.0
EBITDA	39.4	33.8	83.5	86.3
Recurring EBIT	31.4	33.3	62.3	71.1
of which associates *	13.7	13.9	22.6	18.7
Recurring EBIT margin	10.9%	10.2%	11.9%	13.3%
Capital expenditure	9.8	35.0	20.3	52.3
Capital employed, end of period	442.5	464.4	442.5	464.4
Return on Capital Employed (ROCE)	14.6%	14.0%	14.7%	15.2%
Workforce, end of period	5,821	6,198	5,821	6,198
of which associates *	4,261	4,550	4,261	4,550

* Ganzhou Yi Hao Umicore Industries Co. Ltd., Jiangmen Chancsun Umicore Industry Co. Ltd., Todini and Co., (all Cobalt & Specialty Materials); Element Six Abrasives
2007 figures were restated as the Thin Film Products business unit was moved from the Precious Metals Products & Catalysts business group to Advanced Materials.

Overview and Outlook

The Advanced Materials business recorded an excellent year with strong progression in revenues (up 19%) and recurring EBIT (up 14%). The increase was driven primarily by improved performance in the Cobalt and Specialty Materials businesses. Although the full year developments were positive in this business, there was a considerable drop in sales volumes in the fourth quarter. The Electro-Optic Materials business recorded another excellent year with high levels of sales throughout 2008. The Thin Film Products business saw sales level fall but there were promising developments in the introduction of new products.

The Cobalt and Specialty Materials business is likely to experience a challenging start to 2009. Customer destocking of material in several business areas – notably rechargeable battery producers – makes for low visibility regarding underlying demand. In addition, a persisting lower cobalt price would reduce the availability of raw materials for the refining and recycling operations. Business activity in Electro-Optic Materials is expected to continue at the high levels seen throughout 2008.

Business review

Cobalt & Specialty Materials

Annual sales volumes of cathode materials for Li-ion rechargeable batteries were at the same level as in 2007, despite a sharp drop off in deliveries in the fourth quarter. This was the result of the shut-down of production lines at key customers. These shut-downs have been announced against a backdrop of a projected fall in global demand for portable electronic equipment. Battery producers have started to destock materials which had been built up in anticipation of continued linear growth in battery demand. Sales levels of new-generation cathode materials continued to progress well due to increased demand for use in power applications such as power tools and hybrid vehicles. The investments in South Korea and China, which are focused on increasing Umicore's capabilities in the introduction of new cathode materials, are progressing according to plan.

Umicore's battery recycling technology attracted further interest from many major automotive OEMs.

Sales volumes of extra fine cobalt powders for both diamond and hard-metal tooling applications were down 9% year-on-year. Customer demand, notably in the US, South Korea and Japan, dropped significantly in the fourth quarter. Average premiums for these powders remained steady. Sales of cobalt and nickel products for most applications including ceramics, tyre production and plating fell sharply in the fourth quarter. The exception was sales of cobalt and nickel products for catalytic applications which continued to grow throughout the year.

Refining volumes were well up as higher average cobalt prices led to an increased availability of materials. Recycling volumes also increased due to intensified efforts to source secondary materials.

Electro-Optic Materials

The Electro-Optic Materials business continued to perform well in the second half of 2008. Sales of substrates were well up both in the six month period and also for the full year. Satellite sector growth was driven by increased demand for applications such as digital television and radio, telephony and satellite navigation. The strong performance also reflects increased levels of sales for terrestrial concentrator photovoltaic and LED applications. In 2008 these newer applications made up some 15% of total substrate sales.

Sales of germanium blanks for infra-red optics applications were well up in the second half and also showed strong progression year-on-year. Deliveries of low-germanium containing GASIR assemblies were down, although higher sales for predictive maintenance applications did offset some of the weakness in sales for automotive applications. A new variant has been developed of the automotive night vision system which uses GASIR with sales expected to commence in 2010.

Thin Film Products

Revenues in optics and electronics related products declined slightly in the second half. Sales of ophthalmic-related products remained stable, albeit with a somewhat more pronounced seasonal slowdown in the fourth quarter. Sales for optical materials used in electronic applications dropped sharply at year end. In the area of large area coatings for applications such as displays and photovoltaics, revenues were well up in the second half and also year-on-year. Development work and market introduction of new rotatable indium tin oxide and aluminium zinc oxide targets made excellent progress through the year.

Element Six Abrasives

Sales volumes of products for oil and gas applications were up 8% year-on-year. Deliveries slowed noticeably in the fourth quarter. Drilling activity fell due to a lower oil price and tight credit markets, primarily affecting smaller US-based operators. Sales volumes of products used in the woodworking and metalworking sectors were down 8% year-on-year with the bulk of the slowdown being felt in the fourth quarter. The reduced activity in the construction and automotive markets led to lower orders as customers ran down inventory levels. Sales volumes of diamond grit were well down year-on-year but prices started to recover somewhat. The integration of the former Barat Carbide activities was completed. Sales volumes of hard metal products were down. The net contribution of Element Six Abrasives to Umicore's recurring results was negatively impacted by adverse currency movements.

PRECIOUS METALS PRODUCTS & CATALYSTS

Key figures (in million €)	H2 2007	H2 2008	2007	2008
Turnover	1,451.8	1,438.0	2,880.2	3,282.8
Revenues (excluding metal)	455.3	458.5	926.0	1,016.9
EBITDA	80.6	36.0	193.5	136.6
Recurring EBIT	65.0	21.1	159.9	104.7
of which associates *	4.4	13.4	5.4	14.8
Recurring EBIT margin	13.3%	1.7%	16.7%	8.8%
Capital expenditure	27.2	48.0	39.2	73.3
Capital employed, end of period	808.1	876.6	808.1	876.6
Return on Capital Employed (ROCE)	16.9%	4.5%	22.0%	11.5%
Workforce, end of period	4,311	4,403	4,311	4,403
of which associates *	248	272	248	272

* ICT Co. Japan, ICT Inc. USA, Ordeg Korea, (all Automotive Catalysts); SolviCore (Catalyst Technologies)
2007 figures were restated as the Thin Film Products business unit was moved from the Precious Metals Products & Catalysts business group to Advanced Materials.

Overview and Outlook

The year was marked by a strong first half followed by a much weaker second half. Annual revenues were up by 10% (due primarily to the inclusion for the full year of sales from the former Delphi Automotive Catalyst operations) while operating profit fell by 34%. The Automotive Catalyst business felt the full force of the downturn in the automotive sector in the fourth quarter. The Technical Materials business also started to experience a strong reduction in sales levels in the second half as a result of falling demand from the automotive and construction sectors. The Jewellery & Electroplating and Platinum Engineered Materials businesses performed well throughout the year.

Significant customer destocking makes it difficult to gain a clear view of underlying demand in the automotive sector. It is expected, however, that global car production in 2009 will be substantially lower than in 2008. Technical Materials will feel the negative impact of the slowdown in both automotive and construction sectors while it is likely that the reduced levels of investment in the high purity glass sector will negatively impact Platinum Engineered Materials.

Business review

Automotive Catalysts

Global car production volumes were down 4% over the year, primarily in the second half (down 12%). Overall Umicore's catalyst production volumes were up over the year. However, this effect was mainly related to the integration of the former Delphi activities. Excluding the net impact of the Delphi volumes and the expiry of a sizeable contract for an engine platform in the US, Umicore's sales volumes evolved in line with global car production through the year. The product mix changed both in the market and in Umicore's portfolio (primarily a shift towards smaller engine sizes). The reduced volumes, combined with a broader production base and higher research spending has reduced profitability, in the second half in particular.

European car production volumes followed the global trend in both gasoline and diesel powered vehicles. Production was down 5% over the year and down

15% in the second half, due primarily to a very poor fourth quarter (down 27%). The bulk of the decrease occurred in Western Europe. Diesel engines remained the preferred choice of the European car driver accounting for over 50% of new registrations. Umicore's sales volumes were up over the year, despite a decrease in the second half. Similarly Umicore's sales of diesel catalysts were up on a yearly basis, but dropped in line with the market in the second half. Diesel particulate filter volumes continued to grow, as legislation approaches which will make these mandatory on all new models.

In North America, the car production slowdown in the first half of the year (-11%) accelerated in the second half (-21%). The drop in sales volumes has been exacerbated by destocking throughout the supply chain, resulting in temporary and in certain cases more prolonged plant shut downs. The market is clearly trending towards smaller and more energy-efficient vehicles. In this difficult market Umicore gained market share through its increased exposure to smaller vehicle platforms.

In South America growth in car production came to a halt in the fourth quarter. In addition, the incentive programme for catalyst retrofits by the Brazilian government was not renewed. This resulted in a decrease in Umicore's catalyst sales volumes in the second half of the year, which offset the increase realised in the first half.

The Asian market, which had supported global growth in the first half of 2008, weakened in the fourth quarter (-13%), partially as an effect of reduced exports to the rest of the world. In South Korea car production volumes started declining in the summer months - earlier than in the rest of the region. In addition the incentive programme for diesel retrofits in South Korea lost government support. Umicore sales volumes in Asia increased, predominantly as a result of the integration of the former Delphi activities in China.

Umicore pursues its research efforts and continues to broaden its technical product and process capabilities in anticipation of longer term market developments. As a result, capital expenditure increased year-on-year. Additional test facilities have been built in South America and Asia, while the construction of additional test and research facilities are underway at the business unit's headquarters in Hanau, Germany. These facilities will allow Umicore to develop products more efficiently and strengthen the technical relationship with customers. Umicore also continues to upgrade the capabilities of its existing production lines. New production lines were commissioned in China and South Africa, while in South Korea a new line will be finalised in 2009. These capability enhancements will cater for specific customer programmes.

Catalyst Technologies

Revenues were well up in the second half of the year due to higher demand from fine chemical and pharmaceutical customers. The new production plant for APIs (Active Pharmaceutical Ingredients) in Pilar, Argentina, opened in early October and has already acquired regulatory qualification for the South-American market; qualification for the rest of the world is on-going.

With the growing spotlight on electrified drivetrain technology, came an increase in funding by government and major OEMs, extending to fuel cell research, which benefited Umicore's development activities in this area.

Platinum Engineered Materials

Revenues remained above 2007 levels, due mainly to increased capital expenditure in the LCD glass industry. Orders did, however, drop towards year end. Umicore is also penetrating adjacent technical and optical glass manufacturing markets, where customers have recognized Umicore's single-source engineered solutions. Sales of platinum gauzes, mainly used in the fertiliser industry, remained stable throughout the year.

Technical Materials

Revenues for contact materials were up in the second half, although sales volumes trended down toward the end of the year. This shift was caused by lower demand for relays used in the automobile sector as well as residential applications. Sales volumes of products for the energy and power sector were stable. The brazing alloy activity was affected earlier than most activities by the economic slowdown. The market for pastes used in tooling and automotive applications as well as for HVAC systems fell significantly in the second half. This was exacerbated as customers chose to deplete their inventories.

In the Electronic Materials market, sales of hermetic sealing materials used in electrical installations were stable. Die-attach materials used in power electronics, sold well during the third quarter but sales dropped thereafter.

Jewellery & Electroplating

In the second half of the year, the Jewellery & Industrial Metals activity generated higher year-on-year revenues. Silver blanks used for coinage and industrial applications were in strong demand. Umicore gained market share in the sector, benefiting from its product offering and reputation for credit-worthiness. Sales volumes of semi-finished gold products were somewhat down, in line with the overall market.

Following a steady start to the year, sales volumes of electroplating solutions dropped in the second half. Demand weakened for products used in applications related to the electrical and automotive sector, a trend which accelerated towards year-end.

Recycling volumes for gold and silver were well up, with customers continuing to take advantage of Umicore's closed loop approach. The ability to return customers' precious metals with minimum turn-around times is an attractive offering in an environment where financing of working capital is becoming more difficult.

PRECIOUS METALS SERVICES

Key figures (in million €)	H2 2007	H2 2008	2007	2008
Turnover	1,719.9	2,026.4	3,465.6	4,145.3
Revenues (excluding metal)	180.7	212.7	357.9	420.1
EBITDA	86.6	112.2	173.3	218.2
Recurring EBIT	68.0	97.8	133.9	183.7
Recurring EBIT margin	37.6%	46.0%	37.4%	43.7%
Capital expenditure	28.4	28.0	52.1	60.9
Capital employed, end of period	201.8	221.1	201.8	221.1
Return on Capital Employed (ROCE)	59.8%	83.5%	54.4%	80.1%
Workforce, end of period	1,452	1,514	1,452	1,514

Overview and outlook

The business generated outstanding and somewhat exceptional results in 2008 with revenues and recurring EBIT up by 17% and 37% respectively. The refining operations continued to benefit from excellent supply conditions and a good mix of treated materials. Higher average received prices of precious and specialty metals also contributed to the outstanding performance. The Metals Management activities generated much higher returns than usual as a result of the extraordinary conditions in the world's precious metals markets.

There are signs that supply conditions, particularly for secondary industrial materials, will not be as favourable in 2009 with several large producers having announced production cut-backs. A portion of the metal price component in the revenues has been locked in for 2009 and this will provide some protection against lower metal prices. It is unlikely that the precious metals markets will provide the necessary conditions for a repeat of the outstanding trading results in metals management in 2009.

Business review

Precious Metals Refining

Refining revenues grew relative to the previous year, as a result of higher received metal prices, higher input volumes, further improvements to the input mix and better average terms year-on-year.

Supply conditions for most materials remained excellent. Arrivals of by-products from the non-ferrous and precious metals refining industry were up in 2008, but some producers have since implemented or announced production cut backs. High volumes of most recyclables were processed, especially industrial catalysts. The recovery of spent automotive catalysts, however, decreased significantly toward year end. In the current economic environment the lifetime of a car tends to be extended thereby reducing the availability of used catalysts.

Despite overall declining metal prices, the metal price component in the revenues increased, both compared to the first half of the year and 2007, reflecting prices that were locked in previous periods. The contractual arrangements in place will give a degree of downside protection should low metal prices persist in 2009. The unit generated higher revenues from secondary metals and by-products such as sulphuric acid, the price of which trended down towards the end of the year.

The new pre-concentration plant has been fully operational since the second half of the year, increasing the operational flexibility and reducing inventory levels.

Precious Metals Management

Industrial demand for metals slowed at mid year and continued to decline, particularly in the last quarter. Conversely, investor demand for gold ingots rose to levels not seen for many years. In the current financial crisis, demand for these products has far outstripped inventories and production capacity.

Precious metal prices experienced unprecedented volatility in 2008. While many industrial precious metals reached all-time price highs in the first quarter, prices fell sharply in the third quarter. Such price volatility provided excellent trading opportunities throughout the year, thereby contributing above average to the business group results.

umicore

ZINC SPECIALTIES

Key figures (in million €)	H2 2007	H2 2008	2007	2008
Turnover	507.3	311.0	1,056.1	719.5
Revenues (excluding metal)	146.3	136.2	294.1	291.7
EBITDA	22.0	24.9	61.7	65.5
Recurring EBIT	12.7	15.8	41.9	45.7
of which associates *	(1.6)	0.8	0.2	1.7
Recurring EBIT margin	9.8%	11.0%	14.2%	15.1%
Capital expenditure	13.6	8.1	25.5	18.5
Capital employed, end of period	321.1	272.8	321.1	272.8
Return on Capital Employed (ROCE)	7.2%	10.9%	11.6%	15.2%
Workforce, end of period	2,172	2,229	2,172	2,229
of which associates *	509	512	509	512

* Rezinal (Zinc Chemicals); Ieqsa (Building Products)

Overview and Outlook

The revenues for the year were down by 1% while recurring EBIT was up by 9%. The improved performance was largely due to a better contribution from the Building Products activities which overcame the production difficulties that had impacted the business in the second half of 2007. As anticipated, the Zinc Chemicals operations received a lower zinc price in 2008 compared with 2007. The smaller Zinc Battery Materials business performed well as a result of higher sales of more advanced products. All business areas started to feel the impact of reduced demand from key end-user sectors in the fourth quarter.

The current slowdown in several key sectors including the European construction sector, the Asian ship-building and sea container market and global tyre production means that sales volumes in the first half of 2009 will be significantly lower than in 2008. It is difficult at this stage to gain much visibility on the likely duration of this slowdown.

Business review

Zinc Chemicals

The business recorded a weaker second half both compared to previous year and the first semester. Sales volumes in all product categories were impacted by significant reduction in orders from customers in the fourth quarter. In fine zinc powders there was a sharp decline in deliveries of paint grade powders to paint manufacturers serving the Asian sea-container market. Sales of chemical grade products also declined, largely as a result of lower demand from the European zinc smelting industry. Sales of zinc oxides fell significantly towards year-end, primarily as a result of lower demand from tyre producers and ceramics manufacturers. Average product premiums were strong in 2008, although the volume declines also placed premiums under significant pressure in the last weeks of the year.

In the recycling operations the availability of materials remained tight in the second half and the drop in the zinc price led to lower recycling margins.

Building Products

Sales volumes for the year were up 4% compared to 2007, while volumes in the second half were in line with previous year. There was a slowdown in deliveries in the fourth quarter with deliveries down 4% as a result of the continuing downturn in the European construction market - particularly in Germany and France. This has primarily been a feature of new-build residential construction, a market which accounts for approximately 40% of Umicore's revenues in this business. Activity levels in renovation, non-residential and new geographical markets helped compensate somewhat for the downturn in new residential construction. Sales of higher value added products continued to grow and made up more than 30% of the total sales by volume for the first time. Average product premiums increased in the fourth quarter and on average for the second half were higher than the equivalent period in 2007.

A review of the different options regarding the future of the lead sheet activity in Overpelt, Belgium, has been completed. Umicore has announced its intention to close this operation and has initiated consultation with the Works Councils and union representatives. The closure would affect 48 employees.

Zinc Battery Materials

The business posted a stable performance through most of the year, but deliveries of powders fell significantly in the last quarter. The Chinese operations performed well throughout the year, moving away from export-driven sales and adopting a successful domestic sales focus. Product premiums in Europe and Asia remained stable throughout the year.

umicore

CORPORATE

Key figures (in million €)	H2 2007	H2 2008	2007	2008
EBITDA	6.9	(11.2)	16.8	(17.7)
Recurring EBIT	(16.9)	(28.1)	(38.9)	(49.9)
of which associates *	(1.5)	(1.4)	(1.5)	(3.2)
Capital expenditure	4.6	6.2	15.7	11.0
Capital employed, end of period	104.5	62.9	104.5	62.9
Workforce, end of period	1,088	1,103	1,088	1,103

* HyCore

Overview and Outlook

Recurring EBIT was € 11 million lower than in 2007. This was primarily due to an increase in Group-level research and development expenditure and also expenses related to the development of information technology systems at Group level.

Research & Development

Overall R&D expenditure was € 166.0 million (of which € 16.4 million in associates), up by 33% versus 2007. This represents an R&D spend of 7% of revenues. Of the total, € 15.5 million was spent on corporate projects. Efforts were mainly stepped up in the Automotive Catalysts business unit, reflecting the integration of the former Delphi Catalysts research group, and in Group R&D. Umicore filed 43 patents in 2008.

In the Recycling and Extraction Technology R&D platform the main efforts went to the up-scaling of the new solar silicon manufacturing process and the development of advanced systems to generate ultra-high-temperature flames, used in heating of conversion furnaces. Research is also on-going for efficient recycling of thin film solar cells in order to extract the rare metals, such as indium. Within the Fine Particle Technology platform new areas of material applications were explored, such as materials for rechargeable batteries and the functionalisation of large area surfaces through printing technology. In the Support platforms the capacity for virtual experimentation was scaled up, while increased support was given to meet the demands of REACH legislation in the EU, mainly on toxicological aspects (see below).

Environment, Health & Safety

Safety performance did not improve compared to 2007. Accident frequency was 5.32 in 2008 compared to 5.30 in 2007, and fell short of the improvement target which had been set at 4.00. The accident severity rate increased to 0.17 from 0.13, also falling short of the 0.15 target level.

Further progress was made towards completing the remediation of the historical pollution at the sites in Belgium and France. The soil remediation in the nearby residential areas of the Flemish sites has been completed. Remedial actions on the sites themselves are ongoing as is the remediation in the wider surroundings, which is co-financed by the Flemish Authorities. Ownership of a site at Grâce-Hollogne was transferred to the regional authorities for further development. In France, the government agencies are finalising the authorisation procedure for the creation of a landfill in Viviez, allowing the first phase of the voluntary remediation work to start. This project is foreseen to be finalised in 2013. The demolition and the soil remediation of the plant that was shut down previously in Calais was completed.

All raw materials, intermediates and products in the scope of REACH were identified and listed. A total of more than 800 pre-registrations have been submitted relating to 630 different products. Umicore is actively involved in setting up consortia with other companies in order to develop the necessary data for its most important substances. The EHS competence platform at R&D plays an important role in the technical support of these Umicore REACH activities.

FINANCIAL REVIEW

Dividend

Umicore's Board of Directors will propose to shareholders a gross dividend of € 0.65 per share at the Ordinary General Meeting of shareholders to be held in Brussels on 28 April 2009. This dividend is at the same level as that paid in the prior year and in line with Umicore's policy of paying a stable or gradually increasing dividend. The dividend will be payable from 6 May 2009.

Non-recurring items and IAS 39

Non-recurring EBIT was € -104.1 million. The main element (€ -68.1 million) relates to an impairment booked on Umicore's 5.25% shareholding in Nyrstar. The book value of this holding was adjusted in line with IFRS towards Nyrstar's closing share price on 31 December 2008 (€ 2.19).

Impairments totalling € 29.5 million were made to the permanent metal inventories, primarily in Zinc Specialties. Provisions for restructuring amounted to € 15.1 million, the bulk of which relates to the reconfiguration of the production footprint at Element Six Abrasives. Capital gains were recorded for a total of € 19.7 million relating to the sale of land in Belgium and Germany and gains made on the sale of Nymex shares. Other provisions and impairments totalled € 11.1 million.

The IAS 39 effect on EBIT was € -3.6 million. The impact concerns timing differences imposed by IFRS that relate primarily to transactional and structural metal and currency hedges. All IAS 39 impacts are non-cash in nature.

Financial results & taxation

Net financial charges totalled € 52.0 million. Net interest charges totalled € 31.7 million, compared with € 27.5 million the previous year. The increase was due to a higher average net interest rate incurred on an average net debt level in 2008 that was comparable to that of 2007. Net exchange rate losses amounted to € 7.4 million, including a € 0.8 million gain linked to the IAS 39 impact.

The discounting applied to long-term provisions led to a € 12.0 million non-cash charge, while other finance related charges totalled € 0.9 million.

The tax charge for the period amounted to € 67.2 million. The recurring tax charge for the period was € 73.1 million, corresponding to an overall effective tax rate of 27.1% on recurring pre-tax consolidated income. The tax impact connected to the non-recurring results amounted to an income of € 7.0 million, while a tax charge of € 1.1 million related to the IAS 39 effect.

Cash flows and debt

Net cashflow from operations was € 370.3 million. Working capital requirements decreased by some € 17.0 million, with a second half inflow of € 228.1 million more than offsetting the outflow seen in the first semester. The reduction was primarily the result of falling metal prices in the second half and amplified further by the reduced business activity in the fourth quarter.

Capital expenditures reached € 216.0 million. This was some 41% higher than 2007. The most significant increases took place in Automotive Catalysts (capability enhancement investments in all regions) in Precious Metals Services (the final phase of the precious metals pre-concentration investments in Hoboken) and Advanced Materials (the initial phase of the Asian rechargeable battery materials production investments). The capital expenditures include € 11.2 million of intangibles, consisting of capitalized development costs in new information systems.

At 31 December Umicore's net financial debt stood at € 328.6 million and total equity at € 1,332.4 million. This represented a gearing ratio of 19.8%.

Share buy-back

Umicore bought back € 246.7 million worth of its own shares in 2008. As at 31 December Umicore had completed € 341.5 million of its previously announced € 400 million share buy-back programme. The company cancelled 5 million shares on 9 December 2008. At 31 December the company held 7,757,722 shares in treasury, corresponding to 6.47% of the total shares outstanding. In the period 1 January 2009 to 11 January 2009 the company repurchased a further 257,000 shares bringing the number of shares currently held in treasury by the company to 8,014,722 or 6.7% of the total shares outstanding. The share buybacks in 2008 had an accretive effect on basic earnings per share of some 8%.

Cost reduction measures

Umicore is adapting its operations to the current global economic situation. Steps have been taken to reduce the workforce by some 800 people (half of which are in associate companies). The affected positions in the fully consolidated activities are primarily in China, Germany and North America and are largely confined to the Precious Metals Products and Catalysts business group. In addition, more than 1,000 workers – primarily in Germany, Belgium and France are currently subject to reduced working time or temporary unemployment. While such adaptations are necessary in the current environment, Umicore remains well placed to pursue its medium and longer-term growth projects.

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The condensed consolidated financial information in this press release is an extract from the consolidated financial statements which will be published at the end of March 2009 for submission to the Ordinary General Meeting of Shareholders on 28 April 2009 These consolidated financial statements will be prepared in accordance with International Financial Reporting Standards as adopted by the EU.

Financial auditor statement

The statutory auditor, PricewaterhouseCoopers Reviseurs d'Entreprises SCCRL, represented by Raf Vander Stichele, has confirmed that his audit work, which is substantially complete, has not to date revealed any significant matters requiring adjustments to the 2008 consolidated income statement, balance sheet, cash flow statement or statement of recognized income and expenses included in this press release.

Consolidated income statement (in million €)	2007	2008
Turnover	8,309.9	9,168.6
Other operating income	129.9	101.5
Operating income	8,439.8	9,270.1
Raw materials and consumables	(7,039.4)	(7,766.8)
Payroll and related benefits	(546.5)	(610.0)
Depreciation and impairments	(129.0)	(168.4)
Other operating expenses	(444.0)	(417.4)
Operating expenses	(8,158.9)	(8,962.5)
Income (loss) from other financial assets	28.1	(68.1)
Result from operating activities	309.0	239.4
Financial income	20.3	10.2
Financial expenses	(55.4)	(54.8)
Foreign exchange gains and losses	(5.3)	(7.4)
Share in result of companies accounted for using the equity method	25.5	8.2
Profit (loss) before income tax	294.0	195.6
Income taxes	(57.5)	(67.2)
Profit (loss) from continuing operations	236.6	128.5
Profit (loss) from discontinued operations	425.8	(0.6)
Profit (loss) of the period	662.4	127.9
of which minority share	9.3	6.2
of which Group share	653.1	121.7
(in € / share)		
Basic earnings per share from continuing operations	1.81	1.06
Total basic earnings per share	5.21	1.06
Diluted earnings per share from continuing operations	1.79	1.05
Total diluted earnings per share	5.15	1.05
Dividend per share (proposed)	0.65	0.65

umicore

Consolidated balance sheet (in million €)	31 December 2007	31 December 2008
Non-current assets	1,139.8	1,130.4
Intangible assets	112.3	123.1
Property, plant and equipment	622.7	709.2
Investments accounted for using the equity method	169.7	169.1
Available-for-sale financial assets	108.2	26.0
Loans granted	2.7	2.5
Trade and other receivables	4.7	11.3
Deferred tax assets	119.5	89.1
Current assets	2,081.0	1,894.5
Loans granted	7.2	2.2
Inventories	968.7	898.5
Trade and other receivables	880.0	708.1
Income tax receivables	6.2	30.6
Available-for-sale financial assets	0.1	-
Cash and cash equivalents	218.9	254.9
Assets of discontinued operations	64.6	-
Total assets	3,285.3	3,024.9
Equity of the Group	1,533.2	1,332.4
Group shareholders' equity	1,491.2	1,290.7
Share capital and premiums	469.4	502.9
Retained earnings	1,427.8	1,084.6
Currency translation differences and other reserves	(109.1)	(119.0)
Treasury shares	(297.0)	(177.7)
Minority interest	42.0	41.7
Currency translation differences and other reserves of discontinued operations	(2.6)	-
Non-current liabilities	519.3	739.3
Provisions for employee benefits	171.8	162.9
Financial debt	181.2	422.5
Trade and other payables	5.0	5.6
Deferred tax liabilities	37.6	49.9
Provisions	123.7	98.4
Current liabilities	1,197.8	953.3
Financial debt	215.6	165.8
Trade and other payables	864.8	671.7
Income tax payable	46.2	37.4
Provisions	71.2	78.3
Liabilities of discontinued operations	37.7	-
Total equity & liabilities	3,285.3	3,024.9

Consolidated cashflow statement (in million €)	2007	2008
Profit from continuing operations	236.6	128.5
Adjustments for profit of equity companies	(25.5)	(8.2)
Adjustment for non-cash transactions	158.5	214.1
Adjustments for items to disclose separately or under investing and financing cash flows	53.7	78.4
Change in working capital requirement	6.2	17.0
Cash flow generated from operations	429.5	429.8
Dividend received	33.5	16.4
Tax paid during the period	(56.6)	(75.9)
Net cash flow generated by (used in) operating activities	406.4	370.3
Acquisition of property, plant and equipment	(148.9)	(204.8)
Acquisition of intangible assets	(4.0)	(11.2)
Acquisition of new subsidiaries, net of cash acquired	(82.3)	(1.1)
Acquisition of / capital increase in associates	(2.1)	(11.7)
Acquisition in additional shareholdings in subsidiaries	-	(0.3)
Acquisition of financial assets	(1.9)	(1.4)
New loans extended	(11.7)	(0.2)
Sub-total acquisitions	(250.9)	(230.7)
Disposal of property, plant and equipment	9.5	16.1
Disposal of intangible assets	1.0	0.1
Disposal of subsidiaries and associates, net of cash disposed	755.4	30.2
Cash flows from/to discontinued operations	(177.2)	-
Capital decrease in associates	1.8	-
Disposal of financial fixed assets	30.5	4.1
Repayment of loans	2.1	5.1
Sub-total disposals	623.0	55.7
Net cash flow generated by (used in) investing activities	372.2	(175.0)
Capital increase	5.6	-
Capital increase (decrease) minority	0.4	0.6
Own shares	(257.4)	(239.7)
Interest received	15.8	5.8
Interest paid	(42.5)	(36.7)
New loans and repayments	(511.3)	180.2
Dividends paid to Umicore shareholders	(52.0)	(74.3)
Dividends paid to minority shareholders	(1.1)	(0.7)
Net cash flow generated by (used in) financing activities	(842.6)	(164.8)
Effect of exchange rate fluctuations	(4.3)	6.4
Net cash flow from continuing operations	(68.3)	37.0
Impact of change in scope and discontinued operations on opening cash and cash equivalents	116.8	-
Net cash and cash equivalents at the beginning of the period	162.9	211.4
Net cash and cash equivalents at the end of the period	211.4	248.4
of which cash and cash equivalents	218.9	254.9
of which bank overdrafts	(7.5)	(6.6)

umicore

Consolidated statement of recognized income & expenses (in million €)	2007	2008
Changes in available-for-sale financial assets reserves	(15.8)	(8.8)
Changes in cash flow hedge reserves	33.6	40.2
Changes in post employment benefit reserves	14.8	(1.4)
Changes in share-based payment reserves	5.8	7.5
Changes in deferred taxes directly recognized in equity	(15.9)	(13.4)
Changes in currency translation differences	(38.3)	(37.3)
Net income (expense) recognized directly in equity of continuing	(15.8)	(13.1)
Net income (expense) recognized directly in equity of discontinued operations	215.1	2.6
Profit (loss) of the period	662.4	127.9
Total recognized income	861.7	117.4
of which Group share	854.6	117.4
of which minority share	7.0	(0.1)

Condensed changes in the equity of the Group (in million €)	2007	2008
Balance at the beginning of the period	988.1	1,533.2
Disontinued operations in opening	203.5	-
Result of the period	662.4	127.9
Net income (expense) recognized directly in equity	(15.8)	(13.1)
Capital increase	6.0	-
Dividends	(54.3)	(76.3)
Changes in treasury shares	(257.4)	(239.7)
Changes in scope	0.7	0.4
Balance at the end of the period	1,533.2	1,332.4

Condensed segment information 2007 (in million €)	Advanced Materials	Precious Metals Products & Catalysts	Precious Metals Services	Zinc Specialties	Corporate	Un-allocated	Total
Total segment turnover	857.9	2,996.2	3,883.7	1,086.5	76.7	(591.1)	8,309.9
of which external turnover	831.2	2,880.2	3,465.6	1,056.1	76.7	-	8,309.9
of which inter-segment turnover	26.7	116.0	418.1	30.4	-	(591.1)	-
Operating result	34.4	143.3	128.9	34.6	(32.2)	-	309.0
Recurring	39.6	154.5	133.9	41.7	(37.4)	-	332.3
Non-recurring	(3.2)	(11.0)	(4.2)	(11.2)	5.2	-	(24.3)
IAS 39 effect	(2.1)	(0.2)	(0.8)	4.1	-	-	1.0
Equity method companies	20.7	6.0	-	0.2	(1.5)	-	25.5
Recurring	22.6	5.4	-	0.2	(1.5)	-	26.8
Non-recurring	(4.9)	0.6	-	-	-	-	(4.3)
IAS 39 effect	3.0	-	-	-	-	-	3.0
Capital expenditure	20.3	39.2	52.1	25.5	15.7	-	152.9
Depreciation & amortization	23.9	31.9	32.7	16.3	8.5	-	113.3
Non-cash expenses (income) other than depreciation	2.3	11.7	9.1	(1.8)	43.9	-	65.3
Impairment losses (reversal of impairment losses)	2.2	0.5	2.6	12.4	(2.0)	-	15.8

The business unit Thin Film Products was moved from Precious Metals Products & Catalysts to Advanced Materials. Figures for 2007 have been restated.

Condensed segment information 2008

(in million €)	Advanced Materials	Precious Metals Products & Catalysts	Precious Metals Services	Zinc Specialties	Corporate	Un-allocated	Total
Total segment turnover	1,000.5	3,415.3	5,164.2	720.3	38.2	(1,169.7)	9,168.6
of which external turnover	982.9	3,282.8	4,145.3	719.5	38.2	-	9,168.6
of which inter-segment turnover	17.6	132.5	1,018.9	0.8	-	(1,169.7)	-
Operating result	47.6	77.1	182.0	29.1	(96.4)	-	239.4
Recurring	52.4	89.9	183.7	44.0	(46.7)	-	323.3
Non-recurring	(3.8)	(11.9)	(3.2)	(17.7)	(49.7)	-	(86.2)
IAS 39 effect	(1.0)	(0.9)	1.5	2.8	-	-	2.3
Equity method companies	0.7	14.8	-	0.1	(7.4)	-	8.2
Recurring	18.7	14.8	-	1.7	(3.2)	-	32.0
Non-recurring	(12.1)	-	-	(1.5)	(4.2)	-	(17.8)
IAS 39 effect	(5.9)	-	-	-	-	-	(5.9)
Capital expenditure	52.3	73.3	60.9	18.5	11.0	-	216.0
Depreciation & amortization	22.7	32.1	32.0	17.5	9.1	-	113.4
Non-cash expenses (income) other than depreciation	8.4	(9.6)	(4.1)	2.0	1.0	-	(2.2)
Impairment losses (reversal of impairment losses)	6.8	22.2	8.2	16.8	76.0	-	130.0

Impact of IAS 39 and non-recurring elements (in million €)	**Continuing total**	**of which: Recurring**	**Non-recurring**	**IAS 39 effect**
2007				
Profit from operations	309.0	332.3	(24.3)	1.0
of which income from other financial	28.1	1.4	26.7	-
Result of companies accounted for using the equity method	25.5	26.8	(4.3)	3.0
EBIT	334.4	359.1	(28.6)	4.0
Finance cost	(40.4)	(40.3)	-	(0.2)
Tax	(57.5)	(83.9)	27.4	(1.0)
Net result	236.6	234.9	(1.2)	2.9
of which minority share	9.3	9.3	0.1	(0.1)
of which Group share	227.3	225.7	(1.3)	2.9
2008				
Profit from operations	239.4	323.3	(86.2)	2.3
of which income from other financial	(68.1)	2.3	(70.5)	-
Result of companies accounted for using the equity method	8.2	32.0	(17.8)	(5.9)
EBIT	247.7	355.3	(104.1)	(3.6)
Finance cost	(52.0)	(52.8)	-	0.8
Tax	(67.2)	(73.1)	7.0	(1.1)
Net result	128.5	229.3	(97.0)	(3.8)
of which minority share	6.2	6.8	(0.5)	(0.2)
of which Group share	122.3	222.5	(96.6)	(3.6)

umicore

Glossary

EBIT	Operating profit (loss) of fully consolidated companies, including income from other financial investments + Group share in net profit (loss) of companies accounted for under equity method.
Non-recurring EBIT	Includes non-recurring items related to restructuring measures, impairment of assets, and other income or expenses arising from events or transactions that are clearly distinct from the ordinary activities of the company. Any write-downs on those metal inventories permanently tied up in operations are part of the non-recurring EBIT of the business groups.
Recurring EBIT	EBIT - non-recurring EBIT - IAS 39 effect.
Recurring EBIT margin	Recurring EBIT of fully consolidated companies / revenues excluding metals.
IAS 39 effect	Non-cash timing differences in revenue recognition in case of non-application of or non-possibility of obtaining IAS hedge accounting to: a) Transactional hedges, which implies that hedged items can no longer be measured at fair value, or b) Structural hedges, which implies that the fair value of the related hedging instruments are recognized in the income statement instead of the equity and this prior to the occurance of the underlying forecasted or committed transactions, or c) Derivatives embedded in executory contracts , which implies that the change in fair value on the embedded derivatives must be recognized in the income statement as opposed to the executory component where the fair value change in the income statement cannot be recognized.
EBITDA	EBIT + [depreciation & amortization + non-cash expenses other than depreciation (i.e. increase and reversal of provisions, inventory write-downs and write-backs, other impairment result) +/- IAS 39 effect] of fully consolidated companies.
Revenues (excluding metal)	All revenue elements - value of purchased metals.
Recurring effective tax rate	Recurring tax charge / recurring profit (loss) before income tax of fully consolidated companies.
Return on Capital Employed (ROCE)	Recurring EBIT / average capital employed.
Capital employed	Total equity (excluding fair value reserves) + net financial debt + provisions for employee benefits - deferred tax assets and liabilities - IAS 39 impact.
Average capital employed	For half years: average of capital employed at start and end of the period. For full year: average of the half year averages.
Capital expenditure	Capitalized investments in tangible and intangible assets.
Cash-flow before financing	Net cash generated by (used in) operating activities + net cash generated by (used in) investing activities.
Net financial debt	Non current financial debt + current financial debt - cash and cash equivalents - loans granted in a non-operating context.
Gearing ratio	Net financial debt / (net financial debt + equity of the Group)

EPS	Earnings per share for equity holders.
EPS, basic	Net earnings, Group share / average number of (outstanding shares – treasury shares).
EPS, diluted	Net earnings, Group share / (average number of (outstanding shares – treasury shares) + (number of potential new shares to be issued under the existing stock option plans x dilution impact of the stock option plans)).
EPS adjusted, basic	Net recurring earnings, Group share / total number of (outstanding shares – treasury shares).
EPS adjusted, diluted	Net recurring earnings, Group share / (average number of (outstanding shares – treasury shares) + (number of potential new shares to be issued under the existing stock option plans x dilution impact of the stock option plans)).

The above financial definitions relate to non-IFRS performance indicators except for 'EPS, basic' and 'EPS, diluted'.

Forward looking statements

This document contains forward-looking information that involves risks and uncertainties, including statements about Umicore's plans, objectives, expectations and intentions. Readers are cautioned that forward-looking statements include known and unknown risks and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Umicore. Should one or more of these risks, uncertainties or contingencies materialize, or should any underlying assumptions prove incorrect, actual results could vary materially from those anticipated, expected, estimated or projected. As a result, neither Umicore nor any other person assumes any responsibility for the accuracy of these forward-looking statements.

umicore

For more information

Investor relations

Mr. Tim WEEKES - +32 2 227 73 98 - tim.weekes@umicore.com

Mr. Geoffroy RASKIN- +32 2 227 71 47 - geoffroy.raskin@umicore.com

Mr. Axel De NYS - +32 2 227 70 25 - axel.denys@umicore.com

Media relations

Mr. Bart CROLS - +32 2 227 71 29 - +32 476 98 01 21 - bart.crols@umicore.com

Financial calendar

28 April 2009	AGM and Q1 Trading Update
29 April 2009	Share traded ex-dividend
6 May 2009	Payment of dividend
7 August 2009	Publication of HY results 2009
End October 2009	Q3 trading Update (date to be confirmed)
11 February 2010	Publication of full year results 2009

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units, be it in products that are essential to everyday life or those at the cutting edge of new technological developments.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference. Umicore generates approximately 50% of its revenues and spends approximately 80% of its R&D budget in the area of clean technology, such as emission control catalysts, materials for rechargeable batteries and photovoltaics, fuel cells, and precious metals recycling. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 9.2 billion (€ 2,1 billion excluding metal) in 2008 and currently employs some 15,500 people.

A conference call and audio webcast will take place today at 9:30 CET in Brussels.
Please visit: http://www.investorrelations.umicore.com/en/financialCalendar/confCall20090212.htm

umicore

Share information
CP-2009-07-R

13 February 2009
08:30 CET

Transparency declaration by FIL Ltd (Fidelity International) : Acquisition of voting securities

FIL Limited, which have the following address PO Box HM 670, Hamilton HMCX , Bermuda, has notified the CBFA and Umicore that on 10 February 2009 it has crossed the statutory threshold of 3%, holding 3.00% of Umicore's shares and voting rights.

name	date	threshold	# voting rights	denominator	% voting rights
FIL Limited	09/02/2009	3°%	3,605,124	120,000,000	3.00 %

The chain of control has been described as follows:

"The holdings may be held by direct or indirect subsidiaries of FIL Limited."

The declaration can be found on:
http://www.investorrelations.umicore.com/en/shareInformation/shareholderStructure/Declarations/Fidelity20090212.pdf

For more information

Investor relations

Mr. Tim WEEKES	-	+32 2 227 73 98	-	tim.weekes@umicore.com
Mr. Geoffroy RASKIN	-	+32 2 227 71 47	-	geoffroy.raskin@umicore.com
Mr. Axel De NYS	-	+32 2 227 70 25	-	axel.denys@umicore.com

Media relations

Mr. Bart CROLS	-	+32 2 227 71 29	-	+32 476 98 01 21	-	bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units, be it in products that are essential to everyday life or those at the cutting edge of new technological developments.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference. Umicore generates approximately 50% of its revenues and spends approximately 80% of its R&D budget in the area of clean technology, such as emission control catalysts, materials for rechargeable batteries and photovoltaics, fuel cells, and precious metals recycling. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 9.2 billion (€ 2,1 billion excluding metal) in 2008 and currently employs some 15,500 people.

END